UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          Chartwell International, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                   161399 20 9
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                                 (CUSIP Number)
                                  Imre Eszenyi
                               7 Inverness Gardens
                                 London, W8 4RN
                                 United Kingdom
                               011-44-207-243-2522
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   161399 20 9
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        1. Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities
           only). IMRE ESZENYI
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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)   .............................................................-

           (b)   .............................................................-
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        3. SEC Use Only........................................................
-------------------- ----------------------------------------------------------
        4. Source of Funds (See Instructions)................................PF
-------------------- ----------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)................................................N/A
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        6. Citizenship or Place of Organization...................UNITED KINGDOM
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Number of  Shares    7. Sole Voting Power.............................45,000,000
Bene-ficially by     -----------------------------------------------------------
Owned by Each        8. Shared Voting Power....................................0
Reporting Person     -----------------------------------------------------------
With                 9. Sole Dispositive Power........................45,000,000
--------------------------------------------------------------------------------
                     10. Shared Dispositive Power..............................0
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        11. Aggregate Amount Beneficially Owned by Each
            Reporting Person..........................................45,000,000
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions).................................................-
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        13. Percent of Class Represented by Amount in Row (11)...............90%
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            ..................................................................IN
            ....................................................................
            ....................................................................
            ....................................................................
            ....................................................................

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


Item 1.  Security and Issuer.
-----------------------------

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Chartwell International, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is 333 South Allison Parkway, Lakewood, CO 80226.

Item 2.  Identity and Background.
---------------------------------

     a. The person filing this statement is Imre Eszenyi.

     b. The business address of Mr. Eszenyi is 7 Inverness Gardens, London, W8 4RN, United Kingdom.

     c. Mr. Eszenyi is founder and Managing Partner of Orchestra Finance L.L.P., a London-based independent investment firm. Effective March 28, 2005, he became a member of the Issuer's board of directors. It is anticipated that he will also become an officer of the Issuer.

     d. Mr. Eszenyi, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Mr. Eszenyi, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     f. Mr. Eszenyi is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     1) Purchase from Private Parties
        -----------------------------

     On March 23, 2005, certain affiliated persons of the Issuer and Mr. Eszenyi entered into a Share Purchase Agreement. Under the terms of the Share Purchase Agreement, Mr. Eszenyi purchased 19,161,567 Shares for $250,000. Also, under the Share Purchase Agreement, certain affiliated persons and the Company agreed to cancel options to purchase 2,359,679 held by such affiliated persons. Further, under the terms of the Share Purchase Agreement, such affiliated persons escrowed 1,302,322 shares of their common stock in order to mitigate any damage incurred by either the Issuer or Imre Eszenyi as a result of any misrepresentation made by Issuer or the selling stockholders contained in the Share Purchase Agreement or in the event the Issuer incurs expenses related to any claim made against it for assets owned or liabilities incurred prior to March 23, 2005.

     2) Purchase from the Issuer
        ------------------------

     As part of the Share Purchase Agreement, on March 23, 2005, the Issuer and Mr. Eszenyi entered into a Subscription Agreement with the Issuer pursuant to which Mr. Eszenyi purchased 25,838,433 Shares for $200,000.

     Following consummation of the two transactions above, of the 50,000,000 Shares outstanding, Mr. Eszenyi owns 45,000,000, or 90% of the Shares. The Shares were purchased with Mr. Eszenyi's private funds.

Item 4.  Purpose of the Transaction.
------------------------------------

     Mr. Eszenyi purchased the Shares (described in Item 3) for investment purposes.

     Mr. Eszenyi, subject to and depending upon availability of prices he deems favorable, may purchase additional shares of common stock of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Eszenyi to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Pursuant the Share Purchase Agreement, Mr. Eszenyi intends to appoint new officers and directors to the Board of Directors. The Issuer's current Board of Directors consists of Dr. Janice Jones (Chairman), Ms. Alice M. Gluckman, Mr. William R. Willard, Mr. Rick N. Newton and Mr. Eszenyi. Ten days after filing an information statement with the SEC pursuant to Rule 14f-1, Mr. Charles Srebnik will be elected to the Board of Directors, and Ms. Alice M. Gluckman, Mr. William R. Willard and Mr. Rick N. Newton will resign from the Board of Directors. Mr. Eszenyi and Dr. Grace Jones will continue as directors. Dr. Jones will remain as the Chief Executive Officer and Chief Financial Officer until the Issuer files amendments to certain of its prior periodic reports with the SEC writing down the value of certain assets.

     Currently, the Issuer has no assets or liabilities. Mr. Eszenyi intends that the Issuer seeks new business opportunities such as acquisition targets in the areas of waste by rail services including logistics, equipment, transportation and disposal options to the solid waster industry; landfills and natural resources industries. He has had preliminary discussions with certain companies. However, there is no contract, agreement or understanding with these companies and no assurances can be given that the Issuer will be able to acquire a new business. In connection with seeking a new business, the Issuer may amend its charter and bylaws changing its name, take steps to reorganize its capital structure or seek to raise additional capital.

     Subject to on going evaluation, except as set forth above, Mr. Eszenyi has no current plans or proposals which relate to or would result in any of the following:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any material change in the present capitalization or dividend policy of the Issuer;

     (d) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (e) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (f) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (g) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Eszenyi beneficially owns 45,000,000 or 90% of the Shares.

     (b) Mr. Eszenyi has the sole power to vote 45,000,000 and power to dispose of up to 45,000,000 Shares.

     (c) On March 23, 2005, Mr. Eszenyi acquired an aggregate of 45,000,000 Shares in connection with the Share Purchase Agreement and Subscription Agreement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

     Not applicable.

Item 7.  Materials to be Filed as Exhibits.
-------------------------------------------

     A. Share Purchase Agreement Dated March 23, 2005(1)

     B. Subscription Agreement Dated March 23, 2005(1)

     C. Escrow Agreement Dated March 23, 2005(1)














(1) Incorporated by reference to Amendment Number 1 to the Issuer's current Report on Form 8-K for the reported date of March 23, 2005 filed on March 31, 2005.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: April 1, 2005                      /s/ Imre Eszenyi
                                          ---------------------------
                                          Imre Eszenyi, an individual